Jonathan Olefson Vice President – Legal Cognizant Technology Solutions 500 Frank W. Burr Boulevard Teaneck, New Jersey 07666 USA

+1 201 678 2753 jolefson@cognizant.com

June 18, 2013

VIA EDGAR

Matthew Crispino

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cognizant Technology Solutions Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-24429

Dear Mr. Crispino:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated June 7, 2013, to Francisco D’Souza. For your convenience, the Staff’s comments precede our response.

Comment 1

Item 11. Executive Compensation, page 67 (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A Filed April 19, 2013)

Executive Compensation

Base Salary, page 45

1.	You state that you make periodic adjustments to the base salaries of your named executive officers based on individual performance and contributions, market trends, competitive position and your financial situation. However, your disclosure fails to provide investors with meaningful information regarding how you set base salaries in fiscal 2012 based on each officer’s performance against the factors identified. In future filings, please disclose how you chose to set salaries based on these factors for the respective fiscal year. Please refer to Item 402(b)(iv) and (v) of Regulation S-K.

Matthew Crispino

June 18, 2013

Our Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will disclose how it sets the salaries of its named executive officers based on any applicable factors for the applicable fiscal year.

Comment 2

Long-Term Incentives, page 47

2.	We note that you determined the number of restricted stock units and performance units awarded to each of your executive officers in fiscal 2012 based on various factors set forth in this section. Although you generally discuss the factors considered in making equity awards, you do not explain how you determined the specific grants awarded to each named executive officer. In future filings, please provide an analysis of how the compensation committee considered each of the factors identified when making an equity awards to each of your named executive officers.

Our Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will provide an analysis of how the Compensation Committee considered any applicable factors when making an equity award to each of the Company’s named executive officers.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call Keith Halverstam of Latham & Watkins LLP at 212-906-1761.

Very truly yours,

/s/ Jonathan Olefson

Jonathan Olefson

Cc:	Steven Schwartz, Esq.
Keith Halverstam, Esq., Latham & Watkins LLP